FILED PURSUANT TO RULE 424(B)(4)
                                         REGISTRATION STATEMENT NOS. 333-82683

PROSPECTUS

                                 3,750,000 UNITS

                         ADVANCED TISSUE SCIENCES, INC.
                                      UNITS

              EACH UNIT CONSISTING OF ONE SHARE OF OUR COMMON STOCK
            AND ONE WARRANT TO PURCHASE UP TO 0.46666666 OF ONE SHARE
                               OF OUR COMMON STOCK

     This prospectus relates to the public offering, which is not being underwritten, of 3,750,000 units. Each unit consists of one share of our common stock, par value $0.01 per share and one warrant to purchase 0.46666666 of one share of our common stock at a purchase price of $4.00 per whole share. The warrants may be exercised at any time beginning on the date of issuance and ending three years following such date.

     All of the units are being offered and may be sold by us. However, there is no minimum offering amount and it is possible that we may not sell all of the units being offered.

     The common stock and warrants which comprise the units will separate immediately upon issuance. The warrants will not be traded on the Nasdaq National Market. Our common stock is traded on the Nasdaq National Market under the symbol "ATIS." The public offering price is $4.00 per unit.
                                 _______________

     THE UNITS OFFERED INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF SOME IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE BUYING ANY OF OUR UNITS.
                                 _______________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================
                                                    Proceeds to
                  Price to Public             Advanced Tissue Sciences
==============================================================================
Per Unit              $4.00                            $4.00
------------------------------------------------------------------------------
Total             $15,000,000.00                   $15,000,000.00
==============================================================================

The proceeds to Advanced Tissue Sciences are based on proceeds before deducting expenses payable by us estimated at $125,000.

     The units offered hereby are offered directly by us. It is expected that delivery of certificates representing shares will be made against payment on or about November 9, 1999.
                                 _______________

                 The date of this prospectus is November 5, 1999

                                TABLE OF CONTENTS
                                -----------------


                                           Page
                                           ----

Advanced Tissue Sciences, Inc...........     3
Recent Developments.....................     5
Risk Factors............................     6
Forward-Looking Statements..............    14
Where You Can Find More Information.....    14
Information Incorporated by Reference...    14
Use of Proceeds.........................    16
Dilution................................    17
Plan of Distribution....................    18
Description of Warrants.................    18
Legal Matters...........................    19
Experts.................................    19

                    ADVANCED TISSUE SCIENCES, INC.

     We are a leading company in developing tissue products grown from human cells. We develop these tissue products for medical applications. We are currently focusing our efforts on skin, cartilage and cardiovascular products. We apply a broad range of scientific disciplines, such as cell biology, bioengineering, biochemistry, and polymer and transplant science to culture living human cells "in vivo" or in the body, or "ex vivo" or outside the body. We culture the cells in a manner that allows them to develop and assemble into a functioning tissue. We have successfully replicated a variety of human tissues using our technology.

     Our objective is to redefine tissue repair and transplantation by developing, manufacturing and marketing products produced through our technology. Our product strategy is to use our patented methods to develop multiple products which address unmet therapeutic needs or offer improved, cost-effective alternatives to current methods of treating patients. By building on our base of scientific knowledge through the continued application of our technology, we believe we can achieve significant advances in the development, clinical testing and manufacture of each of our tissue products.

     Our first commercial product, TransCyte[TM], a temporary covering for burns, was first approved for commercial sale by the FDA in March 1997 for full-thickness, or third degree burns, and for partial-thickness, or second degree burns, in October 1997. Dermagraft[R] for the treatment of diabetic foot ulcers, a living replacement for the lower or dermal layer of human skin, is in clinical trials in the United States. Dermagraft for diabetic foot ulcers and TransCyte for burns have been introduced in other countries as permitted by regulatory requirements. Both TransCyte and Dermagraft are being commercialized through a joint venture with Smith & Nephew plc. Our other products are at earlier stages of development.

     TRANSCYTE. TransCyte consists of a dermal tissue with an ultra-thin synthetic covering that acts as a protective cover. In the treatment of third degree burns, TransCyte is designed to help retain fluids and reduce the risk of infection until a sufficient amount of the patient's own skin becomes available for grafting. TransCyte, as compared to silver sulfadiazine in treating second degree burns, has been shown to heal burns faster.

     Of the approximately 1.2 million people who suffer burn injuries annually in the United States, up to 13,000 are severely burned and require skin grafts. TransCyte was initially approved to address the approximately 1,500 severely burned patients with burns exceeding 20% body surface area. Another 30,000 to 40,000 burn victims, often children, suffer the partial to mid-dermal burns also being addressed by TransCyte. These burns frequently result from household hazards such as scalds from hot liquids, faulty heating pads or misuse of ignition fluids.

     DERMAGRAFT. Dermagraft consists of living skin cells called fibroblasts grown on a scaffold that will dissolve over time. It is designed to provide a healthy, metabolically active tissue to be placed in chronic skin ulcers to support wound closure. Healing skin ulcers faster can potentially reduce the risk of infection (and, in the case of diabetic foot ulcers, the subsequent risk of amputation), as well as the need for skin grafting and reconstructive procedures. Chronic skin ulcers that may be addressed by Dermagraft include diabetic foot ulcers, skin ulcers on the lower part of the leg, generally known as venous ulcers, and pressure ulcers.

     Approximately 800,000 diabetic foot ulcers are estimated to be treated in the United States each year, approximately half of which are believed to represent the target market for Dermagraft. It is estimated that more than
1.2 million patients are affected by acute pressure ulcers, and over 200,000 nursing home patients suffer from chronic pressure ulcers. Approximately 500,000 patients are diagnosed with venous ulcers in the United States each year.

     ORTHOPEDICS. Through a separate joint venture with Smith & Nephew, we are developing cartilage tissues for orthopedic applications. Over the past several years, the joint venture's activities have focused on the development of articular cartilage, a smooth cartilage that covers the surfaces of joints. We believe a manufactured articular cartilage could be used to repair cartilage defects in joints. This would provide an opportunity to treat patients at an earlier stage of joint degeneration, thereby delaying, or in some cases eliminating, the need for total joint replacements. We are working to optimize the product before advancing into clinical trials. The joint venture has also developed prototypes for a meniscus, the fibrous "shock absorbing" cartilage in the knee, and is performing preclinical studies during 1999.

     There are over 1.2 million arthroscopic procedures for repair of the knee, including procedures involving articular cartilage, meniscus and ligament, performed annually in the United States.

     CARDIOVASCULAR. Through the use of our technology, we are developing blood vessels that will grow and repair normally. Potentially, these blood vessels could provide enhanced biocompatibility and improved patency with a reduced need for the anticoagulant drugs required with currently available products. In collaboration with the Department of Bioengineering at the University of California, San Diego, we are currently leading an effort to design, construct and evaluate blood vessel grafts produced from cells grown on a scaffold that would be compatible with implantation. This project is using current advances in various scientific areas, such as cell culture, bioreactor technology, biomaterials and blood vessel mechanics to create a unique, living tissue replacement for blood vessels. The successful integration of these technologies could lead to the development of grafts to treat coronary and peripheral artery vascular diseases.

     In the United States, over 900,000 people die each year from cardio-vascular disease. More specifically, 14 million people suffer from coronary artery disease and over 380,000 coronary artery bypass procedures are performed annually in the United States. Likewise, each year approximately 70,000 patients undergo surgery for the replacement of peripheral blood vessels.

     SMITH & NEPHEW PLC.  In April 1996, we entered into an agreement with
Smith & Nephew to form a joint venture for the worldwide commercialization of Dermagraft in the treatment of diabetic foot ulcers. The Dermagraft Joint Venture was expanded in 1998 to include venous ulcers, pressure ulcers, burns and other skin tissue wounds. Under the joint venture agreement with Smith & Nephew, we are principally responsibility for manufacturing and Smith & Nephew has primary responsibility for the worldwide sales and marketing of Dermagraft and TransCyte. Smith & Nephew is a world leader in wound care sales with an established sales force in over 90 countries. It develops, manufactures and markets a wide range of tissue repair products, principally addressing the areas of bone, joints, skin and other soft tissue. Smith & Nephew is known in the United States for its comprehensive training and customer education programs, and it has successfully launched several advanced wound care products.

     In 1994, we entered into a separate joint venture with Smith & Nephew for the worldwide development, manufacture and marketing of human cartilage tissue based on our technology for orthopedic applications. Under the terms of the agreement, we are responsible for supervising the manufacturing of the cartilage tissue products. The joint venture will execute the research and development program, develop a worldwide marketing plan, and will utilize Smith & Nephew's established selling and distribution network to market the products.

     INAMED CORPORATION. We recently entered into a strategic alliance with Inamed Corporation for the development and marketing of aesthetic and certain reconstructive applications of our technology. Specifically, we licensed Inamed rights to develop, market and sell certain products for use in cosmetic surgery, cartilage for plastic and reconstructive applications, and a product for breast reconstruction. Inamed has also licensed rights to certain of our products which potentially may be used for soft tissue augmentation such as in wrinkle and cosmetic correction, and for the treatment of urinary incontinence. Inamed Corporation is a global surgical and medical device company engaged in the development, manufacture and marketing of medical devices for the plastic and reconstructive, bariatric and general surgery markets.

     Dermagraft[R], TransCyte[TM] and NeoCyte[TM] are our trademarks. This prospectus also includes names and trademarks of other companies.

     Advanced Tissue Sciences was incorporated in Delaware in 1987. Our principal executive offices are located at 10933 North Torrey Pines Road, La Jolla, California 92037, and our telephone number is (858) 713-7300.

                               RECENT DEVELOPMENTS

     In September 1999, in an expansion of our strategic alliance, we announced Inamed Corporation had acquired license rights to develop and market human collagen based on our technology for wrinkle and cosmetic correction and as a bulking agent for urinary incontinence. As a part of the licensing rights, we received an additional $4 million, including $2 million for licensing rights and $2 million for Inamed's purchase of approximately 316,500 shares of common stock. We also granted Inamed a five-year warrant to purchase up to an additional 200,000 shares of common stock.

     At the end of September, we notified the holders of the series B preferred stock of our election to redeem for cash at 105% of liquidation value any preferred shares submitted for conversion from October 1, 1999 to December 31, 1999 at a conversion price equal to or below $3.58 per share. For example, for each share of preferred stock submitted for conversion at a conversion price equal to or below $3.58 per share, we would be required under this election to redeem each share by paying the holder $52,500 plus accrued dividends. If all of the shares were submitted for conversion at or below $3.58 per share, we would be required to use approximately $5.4 million of our existing cash and investments to redeem those shares. If the shares are submitted for conversion at a conversion price above $3.58 per share, the preferred stock would be converted at a minimum price of at least $4.77 per share. These conversions would generally be at a discount to the then current market price of our common stock. This could result in the issuance of up to approximately 1.1 million shares of our common stock and additional dilution to you.

     We may withdraw this redemption election on five days advance notice. We may also continue the election on a quarter by quarter basis for so long as we have adequate cash available for the redemption. We may not have enough cash available to continue this election if this offering is not successful. If we decide to discontinue or do not have sufficient cash available to redeem the preferred stock, conversions of the preferred stock can be made at conversion prices at or below $3.58 per share. As the conversion price is determined based on stock prices over a 45-day period, conversion prices will vary and can be at a substantial discount to the market price. There is no limit as to how low the conversion price can go. As a result you could experience substantial dilution as a result of any such conversions. As of November 4, 1999, the conversion price is $3.04 per share. If all the outstanding preferred shares were converted at this price, we would issue another 1.7 million shares of common stock.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND UNCERTAINTIES BEFORE DECIDING TO PURCHASE SHARES OF OUR COMMON STOCK. AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

RISKS RELATED TO OUR BUSINESS
-----------------------------

WE HAVE A HISTORY OF LOSSES AND MAY NOT BECOME PROFITABLE.

     To date, we have experienced significant operating losses in funding the research, development, testing and marketing of our products and expect to continue to incur substantial operating losses. To June 30, 1999, we had incurred cumulative net operating losses of $228.7 million. Our ability to achieve profitability depends in part upon our ability to successfully manufacture and market Dermagraft and TransCyte for skin ulcers and burns. We may never achieve a profitable level of operations or even if we achieve profitability, we may not be able to sustain it on an ongoing basis.

IF OUR PRODUCTS FAIL IN CLINICAL STUDIES, WE WILL BE UNABLE TO OBTAIN FDA APPROVAL AND WILL NOT BE ABLE TO SELL THOSE PRODUCTS.

     In order to sell our products that are under development, and our existing products for additional applications, we must receive regulatory approval for our products. To obtain those approvals, we must conduct clinical studies demonstrating that our products are safe and effective. If we cannot obtain FDA approval for a product or any additional application of a product, that product cannot be sold and revenues will suffer.

     Early in 1998, an FDA Advisory Panel recommended the FDA approve Dermagraft for marketing in the United States for the treatment of diabetic foot ulcers. The Advisory Panel's recommendation included certain conditions we would have needed to satisfy after the commercial introduction of Dermagraft. However, in June 1998, the FDA requested we complete an additional controlled clinical trial to support our application for approval to market Dermagraft for the treatment of diabetic foot ulcers. We are currently conducting this additional pivotal clinical trial. Commercial introduction within the United States is subject to successful completion of the additional clinical trial and FDA approval.

     Although Dermagraft appears promising based on clinical studies to date, it may not be successful in this additional clinical trial or other future clinical trials. Our ongoing clinical study of Dermagraft, and clinical studies of our other products, may be delayed or halted for various reasons, including:

     - the product is not effective, or physicians think that it is not effective;

     -  patients experience severe side effects during treatment;

     -  patients do not enroll in the study at the rate we expect, or

     -  product supplies are not sufficient to treat the patients in the study.

     In addition, the FDA and foreign regulatory authorities have substantial discretion in the approval process. The FDA and foreign regulatory authorities may not agree that we have demonstrated that Dermagraft, or any of our other products, are safe and effective after we complete clinical trials.

WE WILL NEED ADDITIONAL FUNDS TO SUPPORT OPERATIONS. IF WE ARE UNABLE TO OBTAIN THEM, WE WOULD BE UNABLE TO COMPLETE OUR PRODUCT DEVELOPMENT PROGRAMS AND WOULD HAVE TO REDUCE OR CEASE OPERATIONS, OR ATTEMPT TO SELL SOME OR ALL OF OUR OPERATIONS OR TO MERGE WITH ANOTHER ENTITY.

     The further development of our technology and products as well as any further development of manufacturing capabilities or the establishment of additional sales, marketing and distribution capabilities will require the commitment of substantial funds. Our existing working capital will not be sufficient to meet our needs. Potential sources of additional funds include payments from our alliances with Smith & Nephew and Inamed and our borrowing capacity under the cartilage joint venture with Smith & Nephew. If, for any reason, Smith & Nephew were to terminate the Dermagraft Joint Venture or, to a lesser extent, the cartilage joint venture, we would experience a substantial increase in the need for and use of our working capital to support the commercialization and manufacture of our Dermagraft and TransCyte products or the development of our orthopedic cartilage products.
We may pursue additional public or private offerings of debt or equity securities or other means. We could also acquire additional funding through collaborative arrangements or the extension of existing arrangements, which could require the issuance of additional equity interests in us and dilute your interest.

     To the extent that we choose not to or are unable to establish such arrangements, we would experience increased capital requirements to undertake research, development and marketing of our proposed products at our own expense. If we are not able to meet these expenses we may be unable to continue our operations.

     We may not satisfy the milestones for additional funds under the joint ventures with Smith & Nephew or the Inamed alliance. We also may not be able to obtain adequate funds under other existing or future arrangements when such funds are needed or, if available, on terms acceptable to us. In addition, we have agreed to terminate our equity line. Thus, funds under our equity line will be completely unavailable

     Insufficient funds may require us to delay, scale back or eliminate certain of our research and product development programs or that we license third parties the right to commercialize products or technologies that we would otherwise commercialize ourselves or that we attempt to merge with another entity.

OUR PRODUCTS MAY NOT BE ACCEPTED BY THE MARKET AND MAY NOT BE SUCCESSFULLY COMMERCIALIZED BECAUSE PHYSICIANS AND PATIENTS MAY NOT PURCHASE OR USE THEM.

     Our products are based on new and innovative technologies and the medical community or the general population may not broadly purchase or use our products as alternatives to existing methods of treatment. Sales of our products could be adversely affected by:

     -  their respective cost;

     -  concerns related to efficacy;

     -  the effectiveness of alternative methods of treatment; or

     -  the lack of sufficient third-party reimbursement.

     Any future negative events or other unfavorable publicity involving the use of our products could also adversely affect acceptance of our products. Both we and Smith & Nephew have limited direct experience marketing or obtaining third-party reimbursement for these types of products.

     Additionally, TransCyte has only been marketed and sold in the United States for a limited period of time and may not achieve commercial acceptance in the United States. Similarly, Dermagraft has only been sold internationally and may never achieve commercial acceptance in the United States even if it receives FDA approval.

WE RELY ON THIRD PARTIES TO MARKET, DEVELOP AND SELL OUR PRODUCTS AND THOSE THIRD PARTIES MAY NOT PERFORM SUCCESSFULLY. OUR DEPENDENCE ON THIRD PARTIES AND OUR LACK OF SALES AND MARKETING PERSONNEL COULD LIMIT OUR ABILITY TO DEVELOP OUR PRODUCTS OR TO GENERATE REVENUES FROM PRODUCTS SALES.

     We are particularly dependent on Smith & Nephew with respect to the Dermagraft and the cartilage joint ventures. The amount and timing of resources to be devoted by Smith & Nephew is not within our control. In addition, the Dermagraft and cartilage joint venture agreements provide that they may be terminated prior to their expiration under certain circumstances that are outside our control. If Smith & Nephew does not perform its obligations as expected or if Smith & Nephew has a strategic shift in its business focus, it would be difficult for us to successfully complete the development efforts of the Dermagraft and cartilage joint ventures. We are relying on Smith & Nephew and others to market our products both domestically and internationally. Our success in generating market acceptance of Dermagraft and TransCyte will depend on the marketing efforts of Smith & Nephew. We cannot control the amount and timing of resources that Smith & Nephew or others may devote to marketing and selling our products. Smith & Nephew may not perform its obligations under the Dermagraft Joint Venture as expected. Our failure to achieve broad use of Dermagraft for the treatment of diabetic foot ulcers and, to a lesser extent, TransCyte for burn care, would hurt our ability to generate revenues and profits.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WE MAY BE UNABLE TO PREVENT OTHER COMPANIES FROM USING OUR TECHNOLOGY IN COMPETITIVE PRODUCTS. IF WE INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WE MAY BE PREVENTED FROM DEVELOPING OR MARKETING OUR PRODUCTS.

     Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technology and manufacturing processes. Our competitors may develop products that are the same as our products and market those products after our patents expire, or may design around our existing patents. If this happens, sales of our products would suffer and our ability to generate revenues will be severely impacted. Furthermore, patents may be issued to others that prevent the manufacture or sale of our products.
We may have to pay significant fees or royalties to license those patents in order to continue marketing our products. This would cause our profits on sales of our products to decline.

     Our dependence upon having exclusive rights to the technology covered under our patent applications and licensed patent applications is subject to the following risks:

     -  applications may not result in issued patents;

     - current or future issued or licensed patents, trade secrets or know-how may not afford protection against competitors with similar technologies or processes;

     -  any patents issued may be infringed upon or designed around by others;
        or

     - others may independently develop technologies or processes that are the same as or substantially equivalent to ours.

     In addition to patent protection, we also rely on trade secrets, know-how and technology advances. We enter into confidentiality agreements with our employees and others, but these agreements may not be effective in protecting our proprietary information. Others may independently develop substantially equivalent information or obtain access to our know-how.

     Litigation, which is very expensive, may be necessary to enforce or defend our patents or rights and may not end favorably for us. Any of our licenses, patents or other intellectual property may be challenged, invalidated, canceled, infringed or circumvented and may not provide any competitive advantage to us.

IF THE THIRD-PARTY SUPPLIERS THAT SUPPLY THE MATERIALS NECESSARY TO MANUFACTURE OUR PRODUCTS DO NOT SUPPLY QUALITY MATERIALS IN A TIMELY MANNER, IT MAY DELAY OR IMPAIR OUR ABILITY TO DEVELOP AND COMMERCIALIZE PRODUCTS ON A TIMELY AND COMPETITIVE BASIS OR ADVERSELY AFFECT OUR POTENTIAL FUTURE PROFITABILITY.

     Although most of the raw materials used in the manufacture of our Dermagraft and TransCyte products are available from more than one supplier, changes in certain critical components could cause the FDA to require us to prove equivalency of the materials or potentially to modify or perform additional clinical trials for our Dermagraft and TransCyte products. This could have the effect of restricting our ability to commercialize our products.

     The mesh framework used by us in the manufacture of Dermagraft is available under a supply agreement with only one FDA-approved manufacturing source. Similarly, the synthetic mesh framework used by us in the manufacture of TransCyte is only available under a supply agreement with a different FDA-approved manufacturing source. Because the FDA approval process requires manufacturers to specify their proposed suppliers of active ingredients and certain component parts and packaging materials in their applications, FDA approval of a new supplier would be required if these materials become unavailable from the current supplier.

     Interruptions in supplies for the manufacture of our Dermagraft and TransCyte products may occur in the future and we may have to obtain substitute vendors for these materials. Any significant supply interruption would delay our clinical trials as well as our product development and marketing programs. In addition, an uncorrected impurity or supplier's variation in a raw material, either unknown to us or incompatible with our manufacturing process, could prevent or delay our ability to manufacture products.

IF OUR PRODUCTS THAT ARE IN AN EARLY STAGE OF DEVELOPMENT ARE NEVER SUCCESSFULLY COMMERCIALIZED WE MAY NOT HAVE REVENUES TO CONTINUE OPERATIONS.

     We have products that are in an early stage of development. To date only TransCyte has been approved for commercial sale, and only Dermagraft has advanced to clinical trials for the treatment of diabetic foot ulcers in the United States. However, Dermagraft will still require further marketing approvals from the FDA, and all of our other products are at earlier stages of research, development and testing. These products, including additional indications for Dermagraft and TransCyte, will require significant additional research and development, as well as extensive preclinical and clinical testing.

     Since our products are based on innovative technologies, there are many reasons why our products may not advance beyond their early stage of development. These reasons include the possibilities that:

     - any or all of these products will be found to be unsafe or ineffective or otherwise fail to receive necessary regulatory approvals;

     -  our products are uneconomical to market;

     - third parties may hold legal rights that preclude us from marketing such products; or

     - our products fail to achieve market acceptance in light of competing technologies and products.

RISKS RELATED TO OUR INDUSTRY
-----------------------------

IF WE FAIL TO OBTAIN REGULATORY APPROVAL TO COMMERCIALLY MANUFACTURE OR SELL ANY OF OUR PRODUCTS, OR IF APPROVAL IS DELAYED, IT COULD INCREASE THE COST OF PRODUCT DEVELOPMENT, OR ULTIMATELY PREVENT OR DELAY OUR ABILITY TO SELL OUR PRODUCTS AND GENERATE REVENUES.

     We and our collaborators are subject to extensive government regulation. The FDA and other state and foreign regulatory authorities require rigorous preclinical testing, clinical trials and other product approval procedures for our products. Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of our products. The process of obtaining these approvals and complying with applicable government regulations is time consuming and expensive. The FDA and other state or foreign regulatory authorities have limited experience with our technology and products. As a result, our products are susceptible to requests for clinical modifications or additional supportive data, or changes in regulatory policy, which could substantially extend the test period for our products resulting in delays or rejections. Even after substantial time and expense, we may not be able to obtain regulatory product approval by the FDA or any equivalent state or foreign authorities. If we obtain regulatory product approval, the approval may limit the uses for which we may market the product.

     For example, in June 1998, the FDA indicated that our marketing application for Dermagraft for the treatment of diabetic foot ulcers was not approvable without supportive data from an additional clinical trial. We are currently conducting the additional clinical trial of Dermagraft in the treatment of diabetic foot ulcers as requested by the FDA. If the trial is not successful or if we do not receive FDA approval at the conclusion of the clinical trial it will prevent or at least delay sales of Dermagraft.

     In addition, although the FDA has classified TransCyte as a medical device, the state of California and the state of New York have notified us that we must register as a tissue bank in order to manufacture or distribute TransCyte in those states. Although many states do not regulate tissue banks, there are certain other states besides California and New York that do.
Such states could take a position similar to California and New York with regard to the regulatory status of TransCyte. In June 1997, we submitted a request to the FDA for an advisory opinion that the FDA's regulation of this product as a medical device preempts New York from regulating it as human tissue under a different licensing scheme. Both New York and California have provided written submissions to the FDA urging the agency to deny our request. To date, the FDA has not ruled. If states are permitted to regulate TransCyte as a human tissue, we and our customers could be subjected to a costly new layer of regulation. In addition, under the laws of some states that regulate tissue, including New York and Florida, the sale of human tissues for valuable consideration is prohibited. We are currently distributing TransCyte in the State of New York under a provisional tissue banking license. Due to the similarities of the products, regulations applicable to TransCyte are also expected to apply to our Dermagraft product as well.

     After regulatory approval is obtained, our product, its manufacture and related manufacturing facilities will be subject to continual review and periodic inspections. Any subsequent discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. For example, after inspecting the manufacturing facility early in 1998 in conjunction with our application for the approval of Dermagraft for the treatment of diabetic foot ulcers, the FDA notified us of numerous objectionable conditions under a Form FDA 483 list of observations. These observations concerned our manufacturing processes and systems for Dermagraft and TransCyte. In March 1998, the FDA issued a warning letter requiring us to investigate and correct the conditions identified by the FDA. In September 1998, we successfully completed a reinspection by the FDA of our manufacturing facility and quality systems. However, we must continue to pass future inspections by the FDA of our manufacturing facility.

     Our research and development activities and operations involve the controlled use of small quantities of radioactive compounds, chemical solvents and other hazardous materials. In addition, our business involves the growth of human tissues. In the event of an accident, we could be held liable for any damages that result. In addition, these research activities and operations are subject to continual review under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other federal, state or local laws and regulations which impact our ability to develop and market our products.

HEALTHCARE REFORM MEASURES AND REIMBURSEMENT PROCEDURES MAY PREVENT US FROM OBTAINING AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR PRODUCTS THAT IN TURN WOULD DECREASE OUR ABILITY TO GENERATE REVENUES.

     Our ability to commercialize products successfully will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. In the United States, government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new products approved for marketing by the FDA. In some cases, such payors may refuse to provide any coverage for uses of approved products for indications that the FDA has not granted marketing approval. Initiatives to reform healthcare delivery are increasing these cost containment efforts. As managed care organizations continue to expand as a means of containing healthcare costs, we believe there may be attempts by such organizations to restrict the use of, delay authorization to use, or limit coverage and the level of reimbursement for, new products, such as those being developed and commercialized by us, pending completion of cost/benefit analyses of such products by those managed care organizations. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

     We have supported health economics studies and research and have developed cost offset or cost-effectiveness models with respect to our TransCyte and Dermagraft products in an effort to help obtain appropriate and adequate third party coverage and reimbursement for these products. However, these products are novel and as such are subject to inherent uncertainty in the area of reimbursement. Adequate government or private payor coverage or levels of reimbursement may not be available for any of our products and we may not be able to maintain price levels sufficient for the realization of an appropriate return on our investment in such products. Failure to obtain sufficient coverage and reimbursement levels for uses of our products could decrease the market acceptance of such products.

DISCOVERIES OR DEVELOPMENTS OF NEW TECHNOLOGIES BY OUR COMPETITORS OR OTHERS MAY MAKE OUR PRODUCT LESS COMPETITIVE OR MAKE OUR PRODUCTS OBSOLETE.

     The biomedical technology industry is subject to rapid, unpredictable and significant technological change. Competition from universities, research institutions and pharmaceutical, chemical and biotechnology companies is intense. Many competitors or potential competitors have greater financial resources, research and development capabilities and manufacturing and marketing experience than we do. In general, the first biomedical product to be commercialized for a particular therapeutic indication is often at a significant competitive advantage relative to later entrants to the market. Accordingly, the relative speed with which we can develop products, complete clinical trials, obtain regulatory approvals and develop commercial manufacturing capability may affect our competitive position.

     In the area of burns, we compete primarily with cadaver skin or porcine tissue. We are also aware of several companies that have developed technologies involving processed cadaver skin used as a skin replacement, such as LifeCell Corporation, or sheets of cells grown from the patient's own skin, such as Genzyme Tissue Repair and Cell Culture Technology. Integra Life Sciences or Integra has Integra Artificial Skin consisting of a bovine or animal-derived matrix with a synthetic covering, for the treatment of burn wounds. In June 1999, Integra announced that Johnson & Johnson Medical obtained worldwide exclusive marketing and sales rights, excluding Japan, to Integra Artificial Skin. In addition, we are aware that Ortec International, Inc. has completed a pilot clinical trial with its composite cultured skin product, consisting of two types of skin cells, fibroblasts and keratinocytes, on a bovine or animal-derived collagen sponge, for the treatment of burn wounds. Several other companies are also developing or plan to develop growth factors as a treatment for second degree or small first degree burns.

     In the area of diabetic foot ulcers, Chiron Corporation and the Ortho-McNeil division of Johnson & Johnson have received FDA approval and are marketing a platelet-derived growth factor for the treatment of diabetic foot ulcers. In addition, Organogenesis, Inc. has completed clinical trials for the use of Apligraf, a product using cultured human cells seeded onto a bovine or animal-derived matrix, for the treatment of diabetic foot ulcers. Organogenesis received FDA approval to market Apligraf in the treatment of venous ulcers or "leg ulcers" in May 1998. Organogenesis has also entered into an alliance with Novartis Pharma AG for the marketing of Apligraf.

     With respect to cartilage repair, Genzyme Tissue Repair is currently selling a service to process a patient's own cartilage cells as a treatment for defects in the knee. We are also aware that Integra and Osiris Therapeutics, Inc. are engaged in research on cultured cartilage products.

     Other factors such as our ability to secure regulatory approval for our products, to implement production and marketing plans, and to secure adequate capital resources will also impact our competitive position. We may not have the resources to compete successfully.

IF WE ARE NOT ABLE TO ATTRACT KEY PERSONNEL AND ADVISORS OR IF OUR CURRENT MANAGEMENT AND TECHNICAL PERSONNEL LEAVE THE COMPANY, IT MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN FINANCING OR DEVELOP OUR PRODUCTS.

     Our success will depend in large part upon our ability to attract and retain qualified scientific, administrative and management personnel as well as the continued contributions of our existing senior management and scientific and technical personnel. We face strong competition for such personnel and we cannot give any assurance that we will be able to attract or retain such individuals. In particular, if we lose the services of either Arthur J. Benvenuto, our chairman and chief executive officer, or Dr. Gail K. Naughton, our president and chief operating officer, it will limit our ability to achieve our business objectives and could make it difficult to raise additional funds or to attract partners.

WE MAY NOT HAVE ADEQUATE INSURANCE AND IF WE BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS, IT MAY RESULT IN REDUCED DEMAND FOR OUR PRODUCTS OR DAMAGES THAT EXCEED OUR INSURANCE LIMITATIONS.

     The use of any of our products, whether for commercial applications or during clinical trials, exposes us to an inherent risk of product liability claims in the event such products cause injury, disease or result in adverse effects. Such liability might result from claims made directly by healthcare institutions, contract laboratories or others selling or using such products.
We currently maintain product liability insurance coverage; however, such insurance coverage might not be sufficient to fully cover any potential claims. Such insurance can be expensive and difficult to obtain. Adequate insurance coverage may not be available in the future at an acceptable cost, if at all, or in sufficient amounts to protect us against any such liability. Any product liability claim in excess of insurance coverage would have to be paid out of our cash reserves which would have a detrimental effect on our financial condition.

DISCOVERY OF PREVIOUSLY UNKNOWN PROBLEMS WITH A PRODUCT, MANUFACTURER, OR FACILITY, COULD RESULT IN PRODUCT RECALLS OR WITHDRAWALS AND SIGNIFICANTLY REDUCE OUR RESOURCES.

     Our tissue repair and transplantation products are complex and must be manufactured under well-controlled and sterile conditions, in addition to meeting strict product release criteria. Any manufacturing errors or defects, or uncorrected impurity or variation in a raw material, either unknown or undetected by us, could affect the quality and safety of our products. If any of the defects were material, we could be required to undertake a market withdrawal or recall of the affected products. The cost of a market withdrawal or product recall could significantly reduce our resources.

IF WE OR OUR SUPPLIERS FAIL TO BE YEAR 2000 OR Y2K COMPLIANT IT COULD CAUSE INTERRUPTIONS IN OUR SUPPLY OF PRODUCTS FOR CLINICAL TRIALS, DELAY THE COMPLETION OF THE TRIALS, AND GENERATE SUBSTANTIAL EXPENSES FOR OUR BUSINESS.

     The Y2K issue is a situation that results from computer systems and software products being coded using two digits rather than four to define the applicable year. Computer systems and software products utilize embedded technology that is time-sensitive and may recognize a date as the year 1900 rather than the year 2000 which could cause computer system failures and errors leading to a disruption of our business operations. The Y2K issue could affect not only our operations but also the operations of our business partners, customers, suppliers and regulatory agencies among others.

     In response to the risks presented by the Y2K issue, we developed and have implemented a Y2K compliance plan. We approached the Y2K issue in two specific phases. Phase I involved the review and analysis of computer systems, software products, equipment and vendor relationships considered critical to our operations. Phase II involved the review and analysis of computer systems, software products, equipment and vendor relationships not considered critical to our operations. In both phases, we have used qualified independent consultants to help achieve compliance goals. We currently estimate the cost of our phase I and II activities to be less than $200,000, exclusive of internal manpower costs. These estimated costs are primarily for consulting services and equipment upgrades. We do not expect these costs to be material to our financial condition or results of operations.

     With respect to phase I and II, substantially all required system modifications have been made to computer servers, operating systems and telecommunication network equipment. We identified several pieces of manufacturing and laboratory equipment and facility access control systems which are currently being upgraded. We believe all significant Y2K problems relating to systems considered critical to our operations have been identified and specific plans are in place to assure Y2K compliance, thereby reducing the risk of a critical Y2K failure or error. We are also assessing approximately 260 vendor relationships. Every reasonable effort will be made to identify and correct or develop contingency plans for those that are not Y2K compliant.

     We expect to complete a formal contingency plan relative to undetected Y2K problems prior to December 1999. However, at the current time, there does not appear to be any critical piece of equipment for which backup cannot be provided. The worst case scenario would likely involve adding additional short-term labor to perform repetitive manufacturing tasks. There could also be some incremental costs of replacing current testing capabilities should on-site test equipment fail. While these extra costs have not yet been estimated, they are currently not expected to have a material impact on our financial condition or operating results. In a worst case scenario, if we have not been able to identify all relevant Y2K issues or resolve any third party issues, our supply of products and clinical trials could be delayed resulting in substantial expenses.

RISKS RELATED TO THIS OFFERING
------------------------------

OUR STOCK PRICE COULD CONTINUE TO BE VOLATILE AND YOUR INVESTMENT COULD SUFFER A DECLINE IN VALUE, ADVERSELY AFFECTING OUR ABILITY TO RAISE ADDITIONAL CAPITAL WHICH COULD IN TURN DELAY COMMERCIALIZATION OF OUR PRODUCTS.

     The market price of our common stock has fluctuated significantly in recent years and is likely to fluctuate in the future. For example, from September 1997 to October 1999, our common stock has closed as high as $17.00 per share and as low as $1.97 per share. Factors contributing to this volatility have included:

     -  the results of research or scientific discoveries by us or others;

     -  progress or the results of preclinical and clinical trials;

     -  new technological innovations;

     -  the approval and commercialization of products;

     -  developments concerning technology rights;

     -  litigation and related developments; and

     -  public perception regarding the safety and efficacy of our products.

Fluctuations in our financial performance from period to period, the issuance of analysts' reports and general industry and market conditions also tend to have a significant impact on the market price of our common stock.

BECAUSE THIS OFFERING IS NOT BEING UNDERWRITTEN YOU RUN THE RISK OF RELYING UPON INFORMATION IN THIS PROSPECTUS WHICH HAS NOT BEEN INDEPENDENTLY REVIEWED BY A PROFESSIONAL UNDERWRITER FOR ACCURACY OR COMPLETENESS.

     Because this offering is not being underwritten, this prospectus has not undergone due diligence review by a professional underwriter whereby such underwriter would make efforts to independently verify the accuracy or completeness of information included in this prospectus. As a result, you run the risk of relying upon information in this prospectus which has not been independently verified.

THE LIQUIDITY OF YOUR WARRANTS IS UNCERTAIN BECAUSE THERE WILL BE NO PUBLIC MARKET FOR THE WARRANTS WHICH WILL LIMIT YOUR ABILITY TO RESELL THE WARRANTS AND WILL IMPACT THE PRICE YOU ARE ABLE TO OBTAIN FOR THE WARRANTS.

     Because the warrants will not be traded on the Nasdaq National Market there will be no public market for the warrants. As a result, liquidity of the warrants is uncertain and limited, and you may not be able to resell the warrants at or above the price you paid, if at all.

FUTURE SALES OF OUR SECURITIES IN THE PUBLIC MARKET COULD LOWER OUR STOCK PRICE AND IMPAIR OUR ABILITY IN NEW STOCK OFFERINGS TO RAISE FUNDS TO CONTINUE OPERATIONS.

     The market price of our securities could drop due to sales of a large number of our securities or the perception that these sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a price that we deem appropriate.

PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THEIR STOCK.

     You will suffer immediate and substantial dilution in this offering. For example, assuming an offering price of $4.00 per unit, the pro forma net tangible book value of the common stock as of June 30, 1999 would be $0.55 per share resulting in dilution to you of $3.45 per share. To the extent that the warrants offered with the units or other outstanding warrants or options to purchase the common stock are exercised, there will be further dilution. In addition, to the extent that at any time during the 60-day period following the closing of this offering, we sell any additional shares of common stock or securities convertible into our common stock for a per share price that is less than the price per unit of the units offered in this offering, we have agreed, with some exceptions, to pay the investors in this offering an amount equal to the difference between what we sold shares of common stock or convertible securities in any such transaction and what the investors paid for such equivalent shares of common stock in this offering. This difference may be paid in either cash or additional shares of our common stock. Such payment will result in additional expense or dilution.

THE LACK OF A MINIMUM OFFERING REQUIREMENT IN THIS OFFERING MAY LIMIT OUR ABILITY TO ACHIEVE OUR BUSINESS OBJECTIVES.

     In connection with this offering, the amount of funds we may raise is uncertain. In the event we do not raise sufficient funds, we may not accomplish our business objectives.

OUR CHARTER DOCUMENTS AND STOCKHOLDER RIGHTS PLAN MAY PREVENT US FROM PARTICIPATING IN TRANSACTIONS THAT COULD BE BENEFICIAL TO YOU.

     Our stockholder rights plan and provisions in our certificate of incorporation and bylaws may discourage transactions involving an actual or potential change in our ownership, including transactions in which you might otherwise receive a premium for your shares over the then-current market prices. These provisions also may limit your ability to approve transactions that you deem to be in your best interests. In addition, our board of directors may issue shares of preferred stock without any further action by you. Such issuances may have the effect of delaying or preventing a change in our ownership.

                           FORWARD-LOOKING STATEMENTS

     IN ADDITION TO HISTORICAL INFORMATION, THIS PROSPECTUS MAY CONTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE. WE ARE NOT OBLIGATED TO UPDATE OR REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT NEW EVENTS OR CIRCUMSTANCES.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     1. Our annual report on Form 10-K for the fiscal year ended December 31, 1998, as amended on September 15, 1999, including certain information in our definitive proxy statement in connection with our 1999 annual meeting of stockholders;

     2. Our quarterly report on Form 10-Q for the quarterly period ended March 31, 1999;

     3. Our quarterly report on Form 10-Q for the quarterly period ended June 30, 1999, as amended on August 20, 1999 and September 15, 1999;

     4. Our proxy statement for our annual meeting of stockholders held on May 25, 1999;

     5. Our current report on Form 8-K filed May 28, 1999, as amended on November 2, 1999;

     6. The description of our common stock contained in our registration statement on Form 8-A filed July 28, 1992, including any amendments or reports filed for the purpose of updating such descriptions; and

     7. The description of our preferred stock purchase rights, contained in our registration statement on Form 8-A filed on January 6, 1995, including any amendments or reports filed for the purpose of updating such descriptions.

     The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

                     Advanced Tissue Sciences, Inc.
                     10933 North Torrey Pines Road
                     La Jolla, California 92037
                     (858) 713-7300
                     Attn:  Investor Relations

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS.   WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU
WITH DIFFERENT INFORMATION. WE ARE NOT MAKING OR AUTHORIZING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                                 USE OF PROCEEDS

     Assuming an offering price of $4.00 per unit, we estimate that the net proceeds from this offering will be approximately $14.9 million, after deducting our estimated offering expenses. If shares of our series B preferred stock are submitted for conversion and we can redeem those shares, we intend to use up to $5.4 million of the net proceeds to redeem such shares of our series B preferred stock. We expect the balance of the net proceeds of this offering will be used to fund existing operations. If we receive less than all of the net proceeds estimated above either due to a lower purchase price per unit, fewer units being sold or both, there will be less proceeds available to fund our existing operations. In addition, should we receive less than all the net proceeds, we will need to raise additional funds from the sources described below.

     We will require substantial additional funds other than those raised in this offering to conduct our existing operations in the future. We believe that our existing resources, including the proceeds of this offering and interest earned thereon, together with anticipated funding of estimated reimbursable costs, equity investments and milestone payments under collaborative agreements will be sufficient to support our current operations until approximately June 2000. We are pursuing funds from each of the above sources. However, we may not be able to raise sufficient funds from these other sources. Pending application of the proceeds as described above, we intend to invest the net proceeds of this offering in investment-grade, interest-bearing instruments.

                                    DILUTION

     As of June 30, 1999, the net tangible book value applicable to our common stockholders was approximately $11.6 million, or $0.22 per share. "Net tangible book value per share" represents the amount of our total tangible assets reduced by total liabilities and the liquidation value of our preferred stock outstanding, divided by the number of shares of common stock we have outstanding.

     Assuming we sell all 3,750,000 units at $4.00 per unit, and after giving effect to purchases of our common stock by Inamed Corporation since June 30, 1999, the pro forma net tangible book value of the common stock as of June 30, 1999 would have been $31.0 million, or $0.55 per share, after deducting the estimated expenses of this offering. This represents an immediate increase in net tangible book value of $0.25 per share to existing stockholders and an immediate dilution of $3.45 to the investors on purchasing shares of common stock in this offering. "Dilution per share" represents the difference between the price per share of common stock paid by the investors in this offering and the net tangible book value per share at June 30, 1999 as adjusted to give effect to the sale of 3,750,000 units in this offering and to purchases of our common stock by Inamed Corporation since June 30, 1999. The dilution to investors in this offering will be increased to the extent we sell less than 3,750,000 units.

     The following table illustrates the dilution per share taking into account the estimated expenses of this offering:

     Assumed public offering price per share                         $ 4.00
                                                                     ------
     Net tangible book value per share as of June 30, 1999             0.22
     Increase to present stockholders due to Inamed stock purchases    0.08
     Increase to present stockholders due to this offering             0.25
                                                                     ------
     Pro forma net tangible book value after this offering             0.55
                                                                     ------
     Dilution to investors in this offering                          $ 3.45
                                                                     ======
_________

        Our calculations do not assume the exercise of stock options and warrants exercisable for 6,010,751 shares of common stock outstanding on June 30, 1999 or the up to 1,750,000 shares of common stock that could be issued as a result of the exercise of warrants related to the units to be sold in this offering. To the extent these options and warrants are exercised, there could be further dilution to investors. We estimated expenses of the offering to be $125,000.

                              PLAN OF DISTRIBUTION

     The units are being offered directly by us to a limited number of investors. We determined the price of the units through negotiations between us and the purchasers which took place after effectiveness of the registration statement. We did not accept any investor funds prior to effectiveness of the registration statement. The price of the units we offer could be below the current market price. This would result in dilution to existing stockholders. It could also have an adverse effect on the market for our securities. We cannot be certain that we will be able to sell all of the units offered, and it is possible we will close this offering for less than the 3,750,000 units being offered.

     Our chief executive officer, with the assistance of other officers as needed, will participate in the sale of the common stock to the investors. These officers will not receive any compensation for these activities. They will not be deemed to be brokers pursuant to Rule 3a4-1 under the Exchange Act. They will seek to identify prospective investors from among institutional and other potential investors known to have investments in the biotechnology industry, as well as current stockholders who may be interested in increasing their investment in Advanced Tissue Sciences. No broker-dealers will participate as potential investors.

     On the closing date, all investor funds will be transmitted directly to us. Upon receipt of such funds, we will instruct our transfer agent to deliver the shares of common stock and we will deliver the warrants to the purchasers. The offering will not continue after the closing date.

     In order to comply with the securities laws of certain states, if applicable, the units will be sold in these jurisdictions only through registered or licensed brokers or dealers.

     We will pay all the expenses for the offering and the sale of the units to the public. We estimate such expenses to be $125,000.

                             DESCRIPTION OF WARRANTS

     Each unit includes a warrant to purchase up to 0.46666666 shares of our common stock at a purchase price of $4.00 per whole share, subject to certain adjustments described below. The warrants may be exercised at any time beginning on the date of the warrant and ending three years following such date. The warrants are not tradable on the Nasdaq National Market but separate immediately upon issuance from the common stock comprising the Units, which common stock is traded on the Nasdaq National Market under the symbol "ATIS."

     The warrant provides that the exercise price and the number of shares of our common stock issuable upon exercise of the warrant will be adjusted in the event of any stock subdivisions, combinations, stock dividends or other distributions with respect to our common stock. The warrant further provides that in the case of our merger or consolidation with or into another corporation or any reclassification of our common stock, the holder of the warrant will have the right, upon subsequent exercise of the warrant, to receive the kind and amount of securities that could be received upon such merger, consolidation or reclassification had the warrant been exercised immediately prior to the event. In addition, the purchase price will be appropriately adjusted.

     Fractional shares of our common stock will not be issued upon exercise of the warrants. Instead a cash adjustment based on the last sale price of our common stock as reported on the Nasdaq National Market or, if applicable, as reported on a national securities exchange, on the date of the exercise will be made. The warrants do not confer upon its holder any voting, preemptive or other stockholder rights.

     The warrants may be exercised at any time commencing on the date of their issuance and ending three years following such date, provided that at the time of exercise we have filed a current prospectus with the SEC covering the shares of common stock issuable upon exercise of the warrants and such shares have been qualified under applicable state securities laws. In order to exercise the warrants, the holders must surrender to us a duly executed certificate evidencing the warrants. This certificate must be accompanied by payment in full payable to us for the purchase price multiplied by the number of shares of our common stock to be acquired pursuant to such exercise.

                                  LEGAL MATTERS

     Brobeck, Phleger & Harrison LLP, San Diego, California, is giving its opinion on the validity of the securities you are purchasing in this offering.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Advanced Tissue Sciences, Inc. and the combined financial statements of the Dermagraft Joint Venture included in our annual report on Form 10-K for the year ended December 31, 1998, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance upon Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.








                                 3,750,000 UNITS







                                 ADVANCED TISSUE
                                 SCIENCES, INC.


 UNITS CONSISTING OF ONE SHARE OF COMMON STOCK AND ONE WARRANT TO PURCHASE UP
                   TO 0.46666666 OF A SHARE OF OUR COMMON STOCK

                          -----------------------------
                                   PROSPECTUS
                          -----------------------------

                                NOVEMBER 5, 1999